Exhibit 99.2

an Exploration Stage Company

Interim Consolidated Financial Statements

January 31, 2009

(Unaudited)

MegaWest Energy Corp
Consolidated Balance Sheets

	January 31, 2009	April 30, 2008
(in Canadian dollars)

Assets
Current assets
Cash and cash equivalents	$2,039,466	$5,159,927
Restricted cash (note 12)	1,026,504	265,562
Accounts receivable and prepaid expenses	261,946	397,958
	3,327,916	5,823,447

Oil and gas assets (note 2)	25,094,160	42,236,315
Administrative assets (note 3)	267,018	303,157
Restricted cash (note 12)	197,265	192,403

	$28,886,359	$48,555,322

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$782,264	$1,687,775

Convertible promissory notes (note 5)	-	1,828,779
Asset retirement obligations (note 6)	663,245	295,009
	1,445,509	3,811,563

Shareholders' Equity
Share capital (note 7)	83,597,427	63,849,504
Warrants (note 8)	45,707	19,935,537
Contributed surplus (note 9)	22,049,956	3,154,744
Equity portion of convertible promissory notes (note 5)	-	120,566
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(77,689,607)	(41,753,959)
	27,440,850	44,743,759
Going concern (note 1)
Commitments and contractual obligations (note 15)
Subsequent events (notes 2 (c), and 12)
	$28,886,359	$48,555,322

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp
Consolidated Statements of Operations and Deficit
					From Exploration Stage Inception on November 1, 2006 through January 31, 2009
	Three months ended January 31		Nine months ended January 31
(in Canadian dollars)	2009	2008	2009	2008

Interest income	$29,589	$140,325	$151,772	$670,893	$1,127,658

Expenses
General and administrative (note 11)	944,161	1,303,371	3,892,190	3,950,548	15,332,158
Impairment of oil and gas assets (note 2)	2,507,880	-	33,885,491	-	39,776,714
Foreign exchange loss (gain)	39,239	(535,544)	(1,816,537)	1,817,125	1,667,777
Financing costs	-	2,466,000	-	2,466,000	2,466,000
Loss on marketable securities (note 4)	-	1,328,535	-	1,328,535	2,094,000
Interest and accretion on promissory notes	-	43,295	24,036	133,403	271,049
Depreciation and accretion	35,960	16,090	102,240	65,350	194,565
	3,527,240	4,621,747	36,087,420	9,760,961	61,802,263

Loss and comprehensive loss for the period	(3,497,651)	(4,481,422)	(35,935,648)	(9,090,068)	(60,674,605)

Accumulated deficit, beginning of period	(74,754,589)	(28,701,622)	(42,316,592)	(18,244,571)	-
Deficit adjustment on related party acquisitions	-	-	-	(5,848,405)	(17,257,042)
Adoption of new accounting standard	-	-	-	-	242,040

Accumulated deficit, end of period	$(78,252,240)	$(33,183,044)	$(78,252,240)	$(33,183,044)	$(77,689,607)

Loss per share
Basic and diluted	$(0.03)	$(0.06)	$(0.28)	$(0.12)

Weighted average shares outstanding
Basic and diluted	133,190,305	79,456,484	129,428,435	75,398,477

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration state company)
Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

	Three months ended January 31		Nine months ended January 31
(in Canadian dollars)	2009	2008	2009	2008

Accumulated other comprehensive loss, beginning of period	$-	$(1,064,333)	$-	$-

Adoption of new accounting standard	-	242,040	-	242,040
Marketable securities write-down	-	(264,202)	-	(1,570,575)
Recognition of non-temporary loss on marketable securities	-	1,086,495	-	1,328,535

Accumulated other comprehensive loss, end of period	$-	$-	$-	$-

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp
Consolidated Statements of Cash Flows
					From Exploration Stage Inception on November 1, 2006 through January 31, 2009
	Three months ended January 31		Nine months ended January 31
(in Canadian dollars)	2009	2008	2009	2008

Operating activities
Net loss	$(3,497,651)	$(4,481,422)	$(35,935,648)	$(9,090,068)	$(60,674,605)
Items not involving cash
Impairment of oil and gas assets	2,507,880	-	33,885,491	-	39,776,714
Stock-based compensation	23,008	292,008	584,937	1,099,381	6,389,965
Unrealized foreign exchange loss (gain)	(175,070)	(486,274)	(1,634,118)	2,028,416	1,848,123
Interest and accretion on promissory notes	-	43,295	24,036	133,403	271,049
Depreciation and accretion	35,960	16,090	102,240	65,350	194,565
Loss on marketable securities	-	1,328,535	-	1,328,535	2,094,000
Financing costs	-	2,466,000	-	2,466,000	2,466,000
Change in non-cash working capital	(127,951)	(112,754)	(279,231)	(852,144)	254,318
	(1,233,824)	(934,522)	(3,252,293)	(2,821,127)	(7,379,871)
Financing activities
Proceeds from private placements, net of share
issue costs	-	-	14,839,887	-	53,141,108
Proceeds from stock option and warrant exercises	-	90,179	127,485	90,179	507,373
Notes payable	-	-	-	-	(40,000)
	-	90,179	14,967,372	90,179	53,608,481
Investing activities
Expenditures on oil and gas assets	(1,352,121)	(6,858,754)	(16,088,764)	(14,524,566)	(33,957,814)
Expenditures on administrative assets	(1,361)	(33,389)	(43,252)	(153,849)	(415,692)
Acquisitions, net of cash acquired	-	-	-	-	(4,591,789)
Marketable securities	-	-	-	-	(1,851,960)
Increase in restricted cash	(30,643)	-	(765,804)	-	(1,223,769)
Change in non-cash working capital related	-				-
to oil and gas assets	(1,448,535)	-	359,322	-	(37,466)
	(2,832,660)	(6,892,143)	(16,538,498)	(14,678,415)	(42,078,490)

Change in cash and cash equivalents	(4,066,484)	(7,736,486)	(4,823,419)	(17,409,363)	4,150,120

Exchange rate fluctuations on cash and cash
equivalents	211,437	645,068	1,702,958	(2,332,765)	(2,118,467)
Cash and cash equivalents, beginning of period	5,894,513	16,678,241	5,159,927	29,328,951	7,813

Cash and cash equivalents, end of period	$2,039,466	$9,586,823	$2,039,466	$9,586,823	$2,039,466

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2008, except as described in note 1.  The disclosures provided herein are incremental to those included with the annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction the consolidated financial statements and the notes thereto for the year ended April 30, 2008 since these interim financial statements do not contain all disclosures required by GAAP.

1.  Basis of Presentation

(a)   Exploration Stage and Going Concern:

MegaWest is a Canadian company that is developing heavy oil exploration projects in the United States.  To date, MegaWest has been an exploration stage oil and gas company.  Activities include the analysis and evaluation of technical data, preparation of exploration drilling and preliminary geological models, conceptual engineering and construction of thermal demonstration projects, exploration drilling and securing capital to fund operations and capital expenditures.

At January 2009 MegaWest had working capital of $2,545,652, which included restricted cash of $1,026,504.  Due to low oil prices, the Company suspended operations at its two Missouri heavy oil projects in December 2008.  The Company has also suspended all capital projects.  The Company, depending on oil and gas prices, is planning to re-start one of the Missouri projects in the third quarter of calendar 2009.

In addition, the Company was evaluating alternatives related to the Kentucky project which included attracting a joint venture partner and re-negotiating its work commitment (see notes 2(c) and 16(a)).  The Company is continuing to implement reductions to its administrative and operating costs.  Additional capital will be required in the future to fund its capital and other costs.  Additional capital may be in the form of equity, debt, sale of property, joint venture farmouts or any combination thereof.

While the outcome of these matters cannot be predicted with certainty at this time, these interim financial statements are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is significant doubt about the use of the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

(b)   Adoption of New Accounting Standards:

On May 1, 2008, the Company adopted new Canadian accounting standards regarding financial instruments and capital disclosures.

(i)          Financial instruments

On May 1, 2008, the Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards did result in additional disclosures in note 14.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

(ii)           Capital Disclosures

On May 1, 2008, the Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard did result in additional disclosures in note 15.

(iii)           New accounting pronouncements

On May 1, 2009, the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard is not expected to have an impact on the Company’s financial statements.

On May 1, 2011, the Company will be required to adopt International Financial Reporting Standards (“IFRS”).  MegaWest continues to monitor and evaluate the impact of convergence efforts to IFRS and the new policies on the Company’s financial results.

(c)   Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following wholly-owned subsidiaries.

MegaWest Energy USA Corp
MegaWest Energy Texas Corp
MegaWest Energy Kentucky Corp
MegaWest Energy Missouri Corp
MegaWest Energy Kansas Corp
MegaWest Energy Montana Corp

2.  Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

MegaWest Energy Corp
Oil and Gas Assets

Cost	Kansas (a)	Missouri (b)	Kentucky (c)	Texas (d)	Montana (e)	Other (f)	Total
Balance, April 30, 2008	$2,935,475	$6,583,270	$21,740,461	$6,191,223	$9,901,535	$775,574	$48,127,538
Additions	335,208	11,594,586	2,393,869	345,606	1,464,607	1,047,096	17,180,972
Pre-commercial oil sales, net	(62,280)	(375,356)	-	-	-	-	(437,636)
Balance, January 31, 2009	3,208,403	17,802,500	24,134,330	6,536,829	11,366,142	1,822,670	64,870,874

Impairment
Balance, April 30, 2008	-	-	-	5,891,223	-	-	5,891,223
Additions	3,108,403	-	20,503,054	345,606	9,928,428	-	33,885,491
Balance, January 31, 2009	3,108,403	-	20,503,054	6,236,829	9,928,428	-	39,776,714

Net Book Value	$100,000	$17,802,500	$3,631,276	$300,000	$1,437,714	$1,822,670	$25,094,160

The determination of the impairment charge for the nine months ended January 31, 2009 is subject to measurement uncertainty due to the use of significant estimates and assumptions about future events.  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Actual results may differ from those estimates.

Oil and gas assets include $1,146,794 (2008 - $791,771) of capitalized general and administrative costs and $349,077 (2008 - $272,079) of capitalized stock-based compensation costs.

(a)   Kansas

Costs relate to the Chetopa project, which is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The costs accumulated in the project include certain oil and gas facilities, equipment, steam injection and oil production wells, a 100 percent interest in two oil and gas leases covering 392 acres, pre-commercial operating expenses and oil sales.

The Company recorded an impairment charge against its costs on the Kansas unproven property of $3,069,858 at October 31, 2008 and additional $38,545 at January 31, 2009.  The remaining costs represent the estimated salvage value of the equipment. The impairment was recorded as the Company has no plans in the near term to proceed with the Kansas project because of the current low oil price and the expected lack of capital available for the project.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues.  As at January 31, 2009, no amount of net revenue interest has been earned.

(b)   Missouri

In Missouri, the Company has a 100 percent working interest in approximately 33,467 unproved acres of oil and gas leases at January 31, 2009.  Costs incurred relate to land acquisition, geological and geophysical activities, exploration and delineation drilling, the construction, initial operating costs and oil sales from two 500 barrel of oil per day projects, Marmaton River and Grassy Creek.

(c)   Kentucky

In Kentucky, the Company has a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 34,000 unproved acres at January 31, 2009.  The Company holds a 34.75 percent working interest in all rights under an additional 4,300 gross unproved acres in Kentucky.  Costs incurred relate to land acquisition, geological and geophysical activities, exploration and delineation drilling and equipment purchases for a heavy oil demonstration project.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

As part of the acquisition of the Kentucky area, MegaWest is obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest does not complete this work program or re-negotiate the obligation, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To January 31, 2009, MegaWest had spent $4.8 million towards this commitment.

During the nine months ended January 31, 2009 the Company recorded an impairment charge against its costs on the Kentucky unproven property of $20,503,054.  The remaining costs of $3,630,482 represent the Company’s estimate of the fair market value of the leases and amounts invested to date on the demonstration project.  The Company is currently evaluating its alternatives related to the Kentucky project, which include attracting a joint venture partner and re-negotiating its agreement.    The impairment was recorded based on the results of the ongoing evaluation of alternatives as well as due to the current low oil price and the expected lack of capital available for such a project in the near term.  There can be no assurance that the Company will be successful in its attempts at finding an economic alternative and further impairment charges may be recorded in the future.

(d)                   Texas

In Texas, the Company is a partner in the Trinity Sands Project of approximately 34,000 unproved acres in Texas.  Pursuant to earn-in agreements MegaWest may earn up to a 66.67 percent working interest in all leased acreage.  Currently, MegaWest has earned a 50 percent working interest in 20,600 acres and 12.5 percent working interest the remaining 13,385 acres.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

During the year ended April 30, 2008 the Company wrote-off $5,891,223 of the Texas cost pool.  During the first three quarters of fiscal 2009, the Company has continued to write-off any additional costs incurred on the Texas project.  As a result, the Company recorded $345,606 of impairment on the Texas costs during the nine months period ended January 31, 2009.  The remaining costs represent the management’s estimate of the fair market value of all oil and gas leases.

(e)                   Montana

The Montana lease holdings include 43,700 gross unproved acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest and can earn an additional 20 percent working interest on certain leases (60 percent overall) by carrying its working interest partner through the first U.S.$2.5 million of work.  At Devils Basin, upon completion of drilling the first well, MegaWest will own a 75 percent working interest of the 4,933 acre prospect. MegaWest currently owns 100 percent interest in 800 gross unproved acres at Devils Basin, subject to certain provisions of its area of mutual interest agreement with its working interest partners.

During the nine months ended January 31, 2009, the Company recorded an impairment charge to the Montana land costs by $9,928,428.  The remaining costs represent the Company’s estimate of the fair market value of the oil and gas leases of $745,780 held, plus amounts for the recently completed 2D seismic program on the leases of $685,222.  The impairment was recorded as the Company has no plans in the near term to continue exploration on the Montana lands because of the current low oil price and the expected lack of capital available for such a project.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

(f)   Other

Other costs consist primarily of seven used steam generators and related equipment that will be assigned to future projects.

3.  Administrative Assets:

MegaWest Energy Corp
Administrative Assets

	Cost	Accumulated Depreciation	Net book Value
Balance, April 30, 2008	$372,439	$69,282	$303,157
Additions	43,252	79,391	(36,139)
Balance, January 31, 2009	$415,691	$148,673	$267,018

4. Marketable Securities:

The Company holds 7,500,000 common shares of Energy Finders Inc. and due to the non-temporary decline in value, the Company wrote-off its investment of $1,328,535 in the prior year.  The Company does not have representation on the Energy Finders board of directors or exert influence over Energy Finders.

5.  Convertible Promissory Notes:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with two acquisitions.  As part of the assumption, the Company agreed to pay interest at six percent and the outstanding interest and principal were convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008.   The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and was classified as equity.  The fair value was estimated at $0.02 per share using the Black-Scholes option pricing model.

On June 20, 2008, the promissory notes and accrued interest were converted into 7,412,559 common shares.  On conversion, the liability and equity portions of the promissory notes totaling $2,003,541, were transferred to share capital.

6.  Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment.  At January 31, 2009, the Company estimated the present value of its asset retirement obligations to be C$663,245 based on a future undiscounted liability of US$706,000.  These costs are expected to be incurred within two to ten years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

Changes to the asset retirement obligation were as follows:

MegaWest Energy Corp
Asset Retirement Obligation

Amount
Balance, April 30, 2008	$295,009
Liabilities incurred during the period	263,117
Accretion	22,849
Change in foreign exchange rates	82,270
Balance, January 31, 2009	$663,245

7.  Share Capital

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value (of which none are issued).

Issued common shares:

MegaWest Energy Corp
Share Capital

	Number of Common Shares	Amount
Outstanding, April 30, 2008	95,131,666	$63,849,504
Shares issued on private placement (i)	26,750,000	15,907,637
Share issue costs related to private placements	-	(1,067,750)
Shares issued for services (ii)	2,065,000	1,060,614
Shares issued on conversion of promissory notes (iii)	7,412,559	2,003,541
Shares issued for Montana Devils Basin property	100,000	42,378
Shares issued on exercise of 1,900,000 warrants including $1,674,018
transfered from warrants	1,785,247	1,801,503
Outstanding, January 31, 2009	133,244,472	$83,597,427

(i)
On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of U.S.$16,050,000 (CDN $15,907,637).  Expenses paid in conjunction with this financing were $1,067,750.

(ii)
During fiscal 2009 the Company issued 740,000 shares at a fair value of $254,614 as compensation for consulting services and 1,325,000 shares to employees for performance bonuses issued at a fair market value of $806,000.  The performance bonuses were accrued at April 30, 2008.

(iii)	On June 20, 2008, MegaWest issued 7,412,559 common shares on the conversion of the convertible promissory notes (see note 5).

8.  Warrants:

Each of the Company’s warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the nine months ended January 31, 2009:

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

MegaWest Energy Corp
Warrants

	Number of Warrants	Amount
Outstanding, April 30, 2008	37,507,623	$19,935,537
Incentive warrants exercised, transfer to share capital (i)	(1,900,000)	(1,674,018)
Expiry of January 2007 private placement warrants (iii)	(4,302,500)	(895,906)
Expiry of March 2007 private placement warrants (iii)	(14,380,123)	(5,344,094)
Expiry of incentive warrants (i)	(10,675,000)	(10,375,012)
Expiry of consulting warrants (ii)	(6,000,000)	(1,600,800)
Outstanding, January 31, 2009	250,000	$45,707

The following table summarizes the warrants outstanding as of January 31, 2009:

Warrant Type	Warrants Outstanding				Warrants Vested
	Number	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price		Number	Weighted Ave. Exercise Price
Purchase (iv)	250,000	0.2 years	$	U.S. 2.50	250,000	$	U.S. 2.50

(i)
These incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. In April 2007, 9,000,000 warrants vested on the Kentucky Reserves acquisition (note 2(c)), and in October 2007, 10,000,000 warrants vested on the Montana Big Sky acquisition (note 2(e)).  The remaining 500,000 warrants expired without vesting on January 15, 2009.

These warrants allowed the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share until January 15, 2009.  These incentive warrants had a cashless exercise feature.

(ii)
The consulting warrants were issued to various investor relations and other contractors.  The consulting warrants had an exercise price of $0.50 per share, vested on grant date, expired on January 5, 2009 and had a cashless exercise feature.

(iii)
The private placement warrants were issued in conjunction with the private placements completed in January and March of 2007.  On July 5, 2008, 4,302,500 private placement warrants expired unexercised and $895,906 was transferred from warrants to contributed surplus.  On August 28, 2008, 14,380,123 private placement warrants expired unexercised and $5,344,094 was transferred from warrants to contributed surplus.

(iv)	The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007. The warrants expire on April 24, 2009.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

9.  Contributed Surplus:

The following table summarizes the changes in contributed surplus during the nine months ended January 31, 2009:

MegaWest Energy Corp
Contributed Surplus

Amount
Balance, April 30, 2008	$3,154,744
Stock-based compensation expense	679,400
Transfer from warrants on expiry of 4,302,500 warrants	895,906
Transfer from warrants on expiry of 14,380,123 warrants	5,344,094
Transfer from incentive warrants on expiry of 10,675,000	10,375,012
Transfer from consulting warrants on expiry of 6,000,000	1,600,800
Balance, January 31, 2009	$22,049,956

10.  Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  On June 5, 2008, the Company’s board of directors amended and restated the stock option plans to allow the issue of other equity instruments, including stock appreciation rights.  The amended incentive plans specify that the number of common shares reserved for issuance under the plans is ten percent of the issued and outstanding common shares and to date, only stock options remain outstanding under the equity plans.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options outstanding during the nine months ended January 31, 2009:

MegaWest Energy Corp
Stock Options

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2008	9,650,000	$	U.S. 0.81
Granted	6,473,000		0.27
Forfeited	(1,350,000)		0.93
Cancelled	(4,543,500)		0.89
Outstanding, January 31, 2009	10,229,500	$	U.S. 0.39

On November 4, 2008, MegaWest cancelled 4,543,500 outstanding stock options held by employees and consultants that had a weighted average exercise price of U.S.$0.89 per share and reissued 4,093,500 new stock options to the employees.  The exercise price of the new stock options is US$0.15 per share, the 30-day average trading price of MegaWest common shares.  The modification resulted in an incremental fair value of $180,760, which will be recorded over the modified vesting period.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

During the period ended January 31, 2009, the departure of certain employees of the Company resulted in the forfeiture of 1,350,000 options and the reversal of $259,910 of stock based compensation relating to the unvested portion of the forfeited stock options.

The following table summarizes information about the options outstanding and exercisable at January 31, 2009:

		Options Outstanding				Options Vested
Exercise Price		Options	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price		Options	Weighted Ave. Exercise Price
$	U.S.0.10 - $0.15	4,543,500	2.0 years	$	U.S. 0.14	2,107,500	$	U.S. 0.13
$	U.S.0.42 - $0.50	4,772,500	2.4 years		$0.49	3,813,750		$0.50
$	U.S.0.62	13,500	0.4 years		$0.62	-		$0.00
$	U.S.1.00 - $1.57	900,000	3.0 years		$1.10	850,000		$1.07
		10,229,500	2.3 years	$	U.S. 0.39	6,771,250	$	U.S. 0.46

For the three months ended January 31, 2009, the Company recorded $168,470 (2008 - $257,280) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus.  The fair value of the options granted in the three months ending January 31, 2009 and 2008 was determined using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Fair value of options granted, per option	$0.056	$0.47
Expected volatility	90%	75%
Risk-free interest rate	3.03%	3.7%
Expected lives	3 years	4 years
Forfeiture	Actual	20%

For the nine months ended January 31, 2009, the Company recorded $679,400 (2008 - $976,560) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus.  The fair value of the options granted in the nine months ending January 31, 2009 and 2008 was determined using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Fair value of options granted, per option	$0.20	$0.78
Expected volatility	84%	79%
Risk-free interest rate	2.73%	3.97%
Expected lives	4 years	4 years
Forfeiture	10%	20%

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

11.  General and Administrative Expenses:

General and administrative expenses for the nine months ended January 31 2009 and 2008:

MegaWest Energy Corp
General and Administrative Expenses

	Three months ended January 31		Nine months ended January 31
	2009	2008	2009	2008
Stock-based compensation:
Stock options	$168,470	$257,280	$679,400	$976,560
Shares issued for services	16,089	123,900	254,614	394,900
Less: capitalized portion	(161,551)	(89,172)	(349,077)	(272,079)
	23,008	292,008	584,937	1,099,381

Salaries and benefits	797,530	634,562	2,596,212	1,880,665
Professional fees	63,313	137,046	517,183	555,456
Investor relations	33,585	207,565	148,748	509,016
Office and operations	348,824	250,679	1,002,891	592,419
Information technology	76,446	32,861	189,014	105,382
Less: capitalized portion	(398,544)	(251,350)	(1,146,794)	(791,771)
	921,153	1,011,363	3,307,253	2,851,167

	$944,161	$1,303,371	$3,892,190	$3,950,548

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

12.  Supplemental Cash Flow Information:

	Three months ended		Nine months ended		From Exploration Stage Inception on November 1, 2006 through January 31, 2009
	January 31		January 31
	2009	2008	2009	2008

Non-Cash investing activities
Common shares issued for properties	$-	$486,250	$42,378	$486,250	$13,975,404
Exchange shares issued for properties	-	-	-	-	9,660,497
Warrants granted for properties	-	45,707	-	45,707	45,707
Incentive warrants vested on property acquisition	-	8,810,850	-	8,810,850	18,183,081
Capitalized stock-based compensation	161,551	89,172	349,077	272,079	709,957

Non-Cash financing activities
Common shares issued on debt settlement	-	-	-	-	165,700
Common shares issued on cashless exercise of
options and warrants	-	-	1,690,107	-	8,130,355
Common shares issued for services	16,089	132,300	238,525	271,000	1,084,414
Common shares issued on conversion of exchange shares	-	-	-	-	9,556,567
Common shares issued on conversion of promissory notes	-	-	2,003,541	-	-

Cash interest paid (received)	(29,589)	-	(151,772)	(290,876)	(1,127,660)
Cash taxes paid	-	-	-	-	-

	January 31, 2009	April 30, 2008

Components of cash and cash equivalents
Cash deposits	$161,884	$5,159,927
Guarenteed investment certificates	1,877,582	-
	$2,039,466	$5,159,927

Restricted cash of $1,223,769 consists of $920,030 of deposits made to secure two letters of credit, $166,045 of deposits with authorities for the abandonment and reclamation of oil and gas wells, and deposits of $137,694 with the Company’s bank as security for corporate credit cards.

Subsequent to January 31, 2009, the Company has released $843,615 related to a gas contract with a gas supplier, $40,616 related to the plugging and abandonment obligation in Kentucky and $100,000 related to collateral on the Canadian dollar denominated corporate credit cards.  The remaining $42,273 of the current portion of the restricted cash is related to collateral on US dollar denominated credit cards, which are still being used by the Company’s employees.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

13.  Related Party Transactions:

The Company incurred the following related party transactions in the three and nine month periods ended January 31, 2009.  These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  For the three and nine month periods ended January 31, 2009, the Company paid $5,505 and $13,145, respectively for these services (three months ended January 31, 2008 - $63,450, nine months ended January 31, 2008 – $232,574).  This contract, which expired in November 2008, has not been extended.

For the three and nine month periods ended January 2009 the Company paid $15,342 and $108,934, respectively  in professional fees to a law firm where the Corporate Secretary of the Company is a partner.

14.  Financial Instruments:

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.  There are no exchange rate contracts in place.

Fair Value

At January 31, 2009, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

15. Capital Management

The Company’s objective is to maintain a strong capital base to maintain financial flexibility and to sustain the future development of the business.  The Company considers its capital structure to include shareholders’ equity, and working capital.  In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess capital and operating efficiency and financial strength, the Company continually monitors its working capital which is calculated as follows:
[Missing Graphic Reference]

MegaWest is an exploration stage company.  The Company monitor’s its forecasted working capital on a monthly basis.  The Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.  There were no changes to the Company’s approach to capital management during the quarter.

16. Commitments and Contractual Obligations:

(a)  Contractual Obligations:

As part of the acquisition of the Kentucky leases (see note 2(c)), the Company is obligated to spend U.S. $15,000,000 on the project by October 2009.  In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner. As at January 31, 2009, the Company incurred $4.8 million towards this obligation.

The Company is currently evaluating its alternatives related to the Kentucky project, which include re-negotiating its commitments under the existing agreement.

As part of the Kansas acquisition (see note 2(a)), MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.  As at January 31, 2009, no amount of net revenue interest has been earned.

MegaWest Energy Corp (an exploration stage company)
  Notes to the Interim Consolidated Financial Statements
  For the period ended January 31, 2009
  (in Canadian dollars unless otherwise indicated) (Unaudited)

(b)  Office and Equipment Leases:

The Company is committed to office rent, office operating costs and equipment leases over the upcoming fiscal years as follows:
2009	$145,057
2010	565,132
2011	545,132
2012	568,279
2013	578,450
Thereafter	197,615
Total	$2,599,665

(c)   Severance Obligations:

Pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $450,000 under certain events around employment termination.

17.  Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three Months Ended January 31, 2009			Three Months Ended January 31, 2008
	Canada	USA	Consolidated	Canada	USA	Consolidated
Interest income	$20,357	$9,232	$29,589	$140,325	$-	$140,325
Expenses	870,746	2,656,494	3,527,240	4,621,747	-	4,621,747
Loss and comprehensive loss for the period	(850,389)	(2,647,262)	(3,497,651)	(4,481,422)	-	(4,481,422)

Oil and gas assets	1,822,670	23,271,490	25,094,160	712,000	44,244,377	44,956,377
Administrative assets	255,878	11,140	267,018	237,126	-	237,126

Oil and gas asset additions	-	1,370,540	1,370,540	500,125	6,358,629	6,858,754
Administrative asset additions	1,361	-	1,361	33,389	-	33,389

	Nine Months Ended January 31, 2009			Nine Months Ended January 31, 2008
	Canada	USA	Consolidated	Canada	USA	Consolidated
Interest income	$134,647	$17,125	$151,772	$670,893	$-	$670,893
Expenses	1,543,350	34,544,070	36,087,420	9,713,821	47,140	9,760,961
Loss and comprehensive loss for the period	(1,408,703)	(34,526,945)	(35,935,648)	(9,042,928)	(47,140)	(9,090,068)

Oil and gas asset additions	-	16,107,183	16,107,183	703,507	13,821,059	14,524,566
Administrative asset additions	32,112	11,140	43,252	153,849	-	153,849